SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Sycamore Networks, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

871 206108

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Daniel E. Smith

President and Chief Executive Officer

Sycamore Networks, Inc.

220 Mill Road

Chelmsford, MA 01824

(978) 250-2900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Alan R. Cormier General Counsel and Secretary Sycamore Networks, Inc. 220 Mill Road Chelmsford, MA 01824 (978) 250-2900	Margaret A. Brown Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Suite 3100 Boston, MA 02108 (617) 573-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$830,056.35	$25.48
*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,198,942 shares of common stock of Sycamore Networks, Inc. having an aggregate value of $830,056.35 as of July 31, 2007 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Sycamore Networks, Inc., a Delaware corporation (“Sycamore;” “Company;” “we;” “us” or “our”), to exchange certain options (the “Eligible Options”) to purchase an aggregate of 1,198,942 shares of the Company’s common stock, par value $0.001 (the “Common Stock”). The Eligible Options include options that (i) have been granted by the Company under its 1999 Stock Incentive Plan, as amended (the “Plan”); (ii) have exercise prices per share that were less, or may have been less, than the fair market value per share of Common Stock on the revised measurement dates for such options, as determined by the Company for accounting and tax purposes (with respect to each Eligible Option, the “Measurement Date”); (iii) were granted with exercise prices less than or equal to $25; (iv) were unexercised and unvested, either in whole or in part, as of January 1, 2005; (v) are outstanding as of the expiration time of the Offer; and (vi) are held by individuals who (x) are employed by the Company (other than any executive officer or director) through the expiration time of the Offer and (y) are subject to income taxation in the United States.

Eligible participants may elect to exchange Eligible Options for (i) new options granted under the Plan with an exercise price per share equal to the fair market value of the Common Stock on the respective option’s appropriate Measurement Date (the “New Exercise Price”) and (ii) a cash payment equal to the difference between the New Exercise Price per share of each exchanged option and the original exercise price per share of such Eligible Option being exchanged, multiplied by the number of unexercised shares of our Common Stock subject to the Eligible Option being exchanged. This payment will be made on or about the Eligible Option Holder’s (as defined below) first regular payroll date in January, but not before January 1, 2008. Promptly following the expiration of the Offer, we will send each Eligible Option Holder who elects to exchange his Eligible Options a “New Stock Option Agreement and Promise to Make Cash Payment” evidencing your new options and the right to receive the related cash payment. The cash payments will not be subject to any vesting conditions. All cash payments will be subject to applicable tax withholding.

The exchange of the Eligible Options will be made pursuant to the terms and conditions set forth in: (i) the Offer to Exchange Eligible Options for New Options and Cash Payments, dated August 3, 2007 (the “Offer to Exchange”); (ii) the related letter from Daniel E. Smith, Chief Executive Officer, dated August 3, 2007; (iii) the Election Form; and (iv) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(D), respectively. An “Eligible Option Holder” refers to those individuals who (i) are current employees of Sycamore (other than an executive officer or director) through the expiration time of the Offer, (ii) are subject to taxation in the United States and (iii) hold Eligible Options that remain outstanding through the expiration time of the Offer.

This Offer is being made subject to the terms and conditions set forth in the Offer to Exchange, as amended or supplemented from time to time, which is filed as Exhibit (a)(1)(A) hereto. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in the answers to the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions &Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

Sycamore is the issuer of the securities subject to the Offer. The address of the Company’s principal executive office is located at 220 Mill Road, Chelmsford, Massachusetts 01824 U.S.A., and the telephone number at that address is (978) 250-2900.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to the Eligible Options. As of July 31, 2007, there were Eligible Options to purchase up to a total of 1,198,942 shares of the Common Stock outstanding.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” in Section 8 entitled “Price Range of Shares Underlying the Options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions & Answers” and “Risks of Participating in the Offer,” and in the sections under the caption “The Offer” entitled “Eligibility” (Section 1); “Number of Options; Expiration Date” (Section 2); “Purpose of the Offer” (Section 3); “Procedures for Electing to Participate in this Offer” (Section 4); “Withdrawal Rights and Change of Election” (Section 5); “Acceptance of Options for Exchange, Issuance of Cash Payments, and New Options” (Section 6); “Conditions of the Offer” (Section 7); “Source and Amount of Consideration; Terms of New Options” (Section 9); “Information Concerning Sycamore” (Section 10); “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer” (Section 12); “Legal Matters; Regulatory Approvals” (Section 13); “Material U.S. Income Tax Consequences” (Section 14); and “Extension of Offer; Termination; Amendment” (Section 15) is incorporated herein by reference.

(b) Purchases.

The information set forth in the Offer to Exchange under Section 11 entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” under the caption “The Offer” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange in the Sections under the caption “The Offer” entitled “Source and Amount of Consideration; Terms of New Options” (Section 9), “Information Concerning Sycamore” (Section 10) and “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” (Section 11) is incorporated herein by reference. The Plan and related option agreements incorporated herein by reference as Exhibits (d)(1) through (d)(4) contain information regarding the subject securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers,” and in Section 3 entitled “Purpose of the Offer” under the caption “The Offer,” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange under the caption “The Offer” in Section 6 entitled “Acceptance of Options for Exchange, Issuance of Cash Payments, and New Options” and Section 12 entitled “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer” is incorporated herein by reference.

(c) Plans.

At the annual meeting of stockholders held on July 30, 2007, Sycamore’s stockholders elected a new director nominee, who was proposed by the Board of Directors, to replace current director Timothy A. Barrows, whose term expired at the meeting. Robert E. Donahue replaced Mr. Barrows as a Class I director and will serve until the annual meeting of stockholders relating to the fiscal year ended July 31, 2009 and until his successor is duly elected and qualified.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer” in Section 9 entitled “Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offer to Exchange under the caption “The Offer” in Section 7 entitled “Conditions of the Offer” is incorporated by reference.

(c) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer” in Section 11 entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer” in Section 11 entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange in the Sections under the caption “The Offer” entitled “Information Concerning Sycamore” (Section 10), “Additional Information” (Section 17) and “Financial Statements” (Section 18) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for its fiscal year ended July 31, 2006, filed with the Securities and Exchange Commission (“SEC”) on June 21, 2007, including all material incorporated by reference therein, and Part 1 (“Consolidated Financial Statements”) of the Company’s Quarterly Report on Form 10-Q for the quarter ended April 28, 2007, filed with the SEC on July 19, 2007, including all material incorporated by reference therein, is incorporated herein by reference. Sycamore’s Annual Report on Form 10-K for the fiscal year ended July 31, 2006, and its Quarterly Report on Form 10-Q for the quarter ended April 28, 2007, can also be accessed electronically on the SEC’s website at www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange in the Sections under caption “The Offer” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” (Section 11) and “Legal Matters; Regulatory Approvals” (Section 13) is incorporated herein by reference.

(b) Other Material Information.

Sycamore’s Current Reports on Form 8-K, filed with the SEC on January 4, 2007, February 27, 2007 and July 19, 2007, are incorporated herein by reference. Note 3 to Sycamore’s Annual Report on Form 10-K for the fiscal year ended July 31, 2006, filed with the SEC on June 21, 2007, is also incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Eligible Options for New Options and Cash Payments, dated August 3, 2007

(a)(1)(B)	Letter from Daniel E. Smith, dated August 3, 2007

(a)(1)(C)	Form of Election Form

(a)(1)(D)	Form of Withdrawal Form

(a)(1)(E)	E-mail from Daniel E. Smith, dated August 3, 2007

(a)(1)(F)	Form of Acknowledgment of Receipt of Election Form/Withdrawal Form

(a)(1)(G)	Form of Reminder E-mails to Employees of Expiration Date

(a)(1)(H)	Form of New Stock Option Agreement and Promise to Make Cash Payment

(b)	Not Applicable

(d)(1)	1999 Stock Incentive Plan, as amended (filed as Exhibit 10.7 to Sycamore’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 28, 2001 filed with the Securities and Exchange Commission on June 12, 2001 and incorporated herein by reference)

(d)(2)	Form of Stock Option Agreement for New Hires

(d)(3)	Form of Stock Option Agreement for Employees with Less than One Year of Service

(d)(4)	Form of Stock Option Agreement for Employees with At Least One Year of Service

(d)(5)	Form of Indemnification Agreement between Sycamore, the Directors of Sycamore Networks, Inc. and Executive Officers of Sycamore Networks, Inc., dated as of November 17, 1999, October 15, 2002, October 5, 2004, January 11, 2005, September 6, 2007 or August 1, 2007 (the form agreement was filed as Exhibit 10.1 to Sycamore Networks, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 1999 filed with the Commission on December 13, 1999 and incorporated by reference)

(d)(6)	Form of Change in Control Agreement between Sycamore Networks, Inc. and Executive Officers of Sycamore Networks, Inc., dated as of November 17, 1999, October 5, 2004 or September 6, 2007 (the form agreement was filed as Exhibit 10.2 to Sycamore Networks, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 1999 filed with the Commission on December 13, 1999 and incorporated herein by reference)

(d)(7)	Letter Agreement between Sycamore Networks, Inc. and Richard J. Gaynor, dated October 5, 2004 (filed as Exhibit 10.1 to Sycamore Networks, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2004 filed with the Commission on November 18, 2004 and incorporated herein by reference)

Exhibit Number	Description
(d)(8)	Letter Agreement between Sycamore Networks, Inc. and Alan Cormier, dated December 21, 2004 (filed as Exhibit 10.1 to Sycamore Networks, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended January 29, 2005 filed with the Commission on February 25, 2005 and incorporated herein by reference)

(d)(9)	Letter Agreement between Sycamore Networks, Inc. and John B. Scully, dated September 6, 2006 (filed as Exhibit 10.26 to Sycamore Networks, Inc.’s Annual Report on Form 10-K for the year ended July 31, 2006 filed with the Commission on June 21, 2007 and incorporated herein by reference)

(d)(10)	Relocation Offer and Agreement between Sycamore Networks, Inc. and John B. Scully, dated May 4, 2007 (filed as Exhibit 10.27 to Sycamore Networks, Inc.’s Annual Report on Form 10-K for the year ended July 31, 2006 filed with the Commission on June 21, 2007 and incorporated herein by reference)

(d)(11)	Amendment Number 1 to the Non-Qualified Stock Option Agreement with Kevin Oye, dated April 29, 2002 (filed as Exhibit 10.30 to Sycamore Networks, Inc.’s Annual Report on Form 10-K for the year ended July 31, 2006 filed with the Commission on June 21, 2007 and incorporated herein by reference)

(g)	Not Applicable

(h)	Not Applicable

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SYCAMORE NETWORKS, INC.

/s/ RICHARD J. GAYNOR
Richard J. Gaynor
Chief Financial Officer, Vice President, Finance and Administration, Assistant Secretary and Treasurer

Date: August 3, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Eligible Options for New Options and Cash Payments, dated August 3, 2007

(a)(1)(B)	Letter from Daniel E. Smith, dated August 3, 2007

(a)(1)(C)	Form of Election Form

(a)(1)(D)	Form of Withdrawal Form

(a)(1)(E)	E-mail from Daniel E. Smith, dated August 3, 2007

(a)(1)(F)	Form of Acknowledgment of Receipt of Election Form/Withdrawal Form

(a)(1)(G)	Form of Reminder E-mails to Employees of Expiration Date

(a)(1)(H)	Form of New Stock Option Agreement and Promise to Make Cash Payment

(b)	Not Applicable

(d)(1)	1999 Stock Incentive Plan, as amended (filed as Exhibit 10.7 to Sycamore’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 28, 2001 filed with the Securities and Exchange Commission on June 12, 2001 and incorporated herein by reference)

(d)(2)	Form of Stock Option Agreement for New Hires

(d)(3)	Form of Stock Option Agreement for Employees with Less than One Year of Service

(d)(4)	Form of Stock Option Agreement for Employees with At Least One Year of Service

(d)(5)	Form of Indemnification Agreement between Sycamore, the Directors of Sycamore Networks, Inc. and Executive Officers of Sycamore Networks, Inc., dated as of November 17, 1999, October 15, 2002, October 5, 2004, January 11, 2005, September 6, 2007 or August 1, 2007 (the form agreement was filed as Exhibit 10.1 to Sycamore Networks, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 1999 filed with the Commission on December 13, 1999 and incorporated by reference)

(d)(6)	Form of Change in Control Agreement between Sycamore Networks, Inc. and Executive Officers of Sycamore Networks, Inc., dated as of November 17, 1999, October 5, 2004 or September 6, 2007 (the form agreement was filed as Exhibit 10.2 to Sycamore Networks, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 1999 filed with the Commission on December 13, 1999 and incorporated herein by reference)

(d)(7)	Letter Agreement between Sycamore Networks, Inc. and Richard J. Gaynor, dated October 5, 2004 (filed as Exhibit 10.1 to Sycamore Networks, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2004 filed with the Commission on November 18, 2004 and incorporated herein by reference)

(d)(8)	Letter Agreement between Sycamore Networks, Inc. and Alan Cormier, dated December 21, 2004 (filed as Exhibit 10.1 to Sycamore Networks, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended January 29, 2005 filed with the Commission on February 25, 2005 and incorporated herein by reference)

(d)(9)	Letter Agreement between Sycamore Networks, Inc. and John B. Scully, dated September 6, 2006 (filed as Exhibit 10.26 to Sycamore Networks, Inc.’s Annual Report on Form 10-K for the year ended July 31, 2006 filed with the Commission on June 21, 2007 and incorporated herein by reference)

(d)(10)	Relocation Offer and Agreement between Sycamore Networks, Inc. and John B. Scully, dated May 4, 2007 (filed as Exhibit 10.27 to Sycamore Networks, Inc.’s Annual Report on Form 10-K for the year ended July 31, 2006 filed with the Commission on June 21, 2007 and incorporated herein by reference)

(d)(11)	Amendment Number 1 to the Non-Qualified Stock Option Agreement with Kevin Oye, dated April 29, 2002 (filed as Exhibit 10.30 to Sycamore Networks, Inc.’s Annual Report on Form 10-K for the year ended July 31, 2006 filed with the Commission on June 21, 2007 and incorporated herein by reference)

(g)	Not Applicable

(h)	Not Applicable